Exhibit 99.1

DHT Holdings, Inc. Announces Time Charters for 4 Vessels

HAMILTON, BERMUDA, March 17, 2015 - DHT Holdings, Inc. (NYSE:DHT) ("DHT") today announced the following term chartering update:

The VLCC DHT Chris has been chartered to a major commodity house for a period of about 10 months from February 2015 at a rate of $45,000 per day. The two Aframax vessels, the DHT Sophie and the DHT Cathy, have been chartered to an oil major for a period of 24 months from April/May 2015 at a rate of $22,500 per day. The Suezmax DHT Target has been chartered to an oil major for a period of 12 months from March 2015 at a rate of $30,000 per day.

These four time charters are expected to generate about $20 million after operating expenses and debt service for the period from April 1 to December 31, 2015.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Contact: DHT Holdings, Inc.
Eirik Uboe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com